SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 03, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

3 April 2012

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of
Persons Discharging Managerial Responsibility
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities:
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities:
Mr M Henry

Date of last notice:
n/a

Date issuer informed of transaction:
2 April 2012

Date and place of transaction:
Shareplus employee share plan trust purchased the shares on the London Stock Exchange on 19 March 2012. The shares were allocated and the issuer informed on 2 April 2012.

Nature of transaction:
Due to the expiry of the Qualification Period and satisfaction of other conditions under the terms of the all employee share plan Shareplus (2009) the:
• acquisition of 174 Matched Shares (ordinary shares of BHP Billiton Plc) (see Part 3), and
• transfer of 174 Acquired Shares (ordinary shares of BHP Billiton Plc).

Part 1 – Change of relevant interests in securities
Included in this Part are:
• in the case of a trust, interests in the trust made available by the responsible entity of the trust;
• details of the circumstance giving rise to the relevant interest;
• details and estimated valuation if the consideration is non-cash; and
• changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
Indirect/Direct

Nature of indirect interest(including registered holder):
BHP Billiton Plc
Mr Henry has an indirect interest in 152* ordinary shares in BHP Billiton Plc held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.
* Note – total above reflects 174 shares transferred in this transaction (Acquired Shares) previously held by the Shareplus Nominee Computershare (and 619 Acquired Shares from a previous period).

BHP Billiton Limited (No change to this interest)
Mr Henry has an indirect interest in 139 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

Date of change:
2 April 2012

No. of securities held prior to change:
945 (BHP Billiton Plc) - Indirect
43,135 (BHP Billiton Plc) – Direct
18,517 (BHP Billiton Limited) - Direct

Class:
Ordinary Shares in BHP Billiton Plc

Number acquired:
174 (Matched Shares)

Number disposed:
—
Value/Consideration:
Nil priced Matched Shares (BHP Billiton Plc)

No. of securities held after change:
152 (BHP Billiton Plc) - Indirect
44,102 (BHP Billiton Plc) – Direct
18,517 (BHP Billiton Limited) – Direct

Nature of change Example on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back:
Allocation and transfer of Matching Shares and transfer of Acquired Shares from Computershare Nominees.

Any additional information:
Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 2 –Change of interests in contracts other than as described in Part 3

Included in this Part are:
• only details of a contract in relation to which the interest has changed; and
• details and estimated valuation if the consideration is non-cash.

Detail of contract:
—

Nature of interest:
—

Name of registered holder(if issued securities):
—

No. and class of securities to which interest related prior to change:
—

Interest acquired:
—

Interest disposed:
—

Value/Consideration:
—

Interest after change:
—

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant:
—

Period during which or date on which exercisable:
—

Total amount paid (if any) for the grant:
—

Description of securities involved, class; number:
—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
—

Total number of securities over which options or other rights held at the date of this notice:
BHP Billiton Plc:

20,000
maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

24,825
maximum number of Deferred Shares (ordinary shares of BHP Billiton Plc) under the GSTIP

66,900
maximum number of MAP Awards (over ordinary shares of BHP Billiton Plc) under the MAP

152
maximum number of matched shares (ordinary shares of BHP Billiton Plc) under Shareplus
________
111,877
Total

BHP Billiton Limited:

139
maximum number of matched shares (ordinary shares of BHP Billiton Limited) under Shareplus
________
139
Total

Any additional information:
This notification is in respect of the vested Matched Shares under Shareplus where 174 Matched Shares under the 2009 scheme were purchased and transferred (see Part 1).

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:
Nicola Evans – BHP Billiton Limited
Geof Stapledon – BHP Billiton Plc

Contact details:
Nicola Evans
Tel:
+61 3 9609 4326
Fax:
+61 3 9609 4372

Geof Stapledon
Tel:
+44 20 7802 4176
Fax:
+44 20 7802 3054

Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office:
180 Lonsdale Street, Melbourne Victoria 3000 Australia

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office:
Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG NO 3196209)
Date : April 03, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary